SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 15, 2006

_________________

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)
_________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X     Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __     No X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __     No X

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- __________

Enclosure:	A press release dated March 13, 2006 announcing that STMicroelectronics N.V. announced the pricing of €500 million Floating Rate Senior Bonds due 2013 in the Euro Debt Capital Market.

PR No: C2505C

STMicroelectronics N.V. Announces Pricing of its Inaugural
Senior Unsecured Eurobond Offering

Geneva, March 13, 2006 - STMicroelectronics N.V. (NYSE:STM) today announced the pricing of €500 million Floating Rate Senior Bonds due 2013 in the Euro Debt Capital Market. These bonds will pay interest quarterly at a rate equal to three-month Euribor plus 40 basis points.

The offering complements the recent placement by STMicroelectronics N.V. of US $927 million of Zero Coupon Senior Convertible Bonds due 2016 as part of the refinancing strategy of its existing Zero Coupon Senior Convertible Bonds due 2013, which are potentially redeemable by the holders on August 5, 2006, maintaining the current high liquidity (the Company reported in excess of US$ 2 billion in cash and cash equivalents and a net cash balance of US$ 225 million as of December 31, 2005). To the extent that ST does not use the proceeds for the repayment of amounts due under the 2013 Bonds or for repurchases of the 2013 Bonds, ST will use the proceeds for general corporate purposes. In the interim, ST expects to invest the net proceeds of this offering in short-term, income-producing investments.

The Bonds are being issued by STMicroelectronics Finance B.V. and guaranteed by its parent company STMicroelectronics N.V. whose current ratings are A3 Negative Outlook by Moody’s and A- Stable Outlook by Standard & Poor’s. Application will be made to list the Bonds on the Luxembourg Stock Exchange.

Commenting on the issue, Carlo Ferro, ST’s Chief Financial Officer, said, “We are pleased with the strong demand we have had for our debut issue in the Euro bond market. It reflects the strength of our product portfolio, solid balance sheet and free cash flow generation. Having successfully issued convertible notes recently, we have accomplished in a timely fashion our plan of refinancing with a combination of equity linked and straight debt. Between the two offerings, we raised more than $1.5 billion at 2.1% average cost of funding, introduced ST to the European debt capital market and met our key objective to refinance friendly to our shareholders, with no further equity dilution.

Other information
This announcement does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold, directly or indirectly, in the United States or to or for the benefit of U.S. persons, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No public offering of securities is being made in the United States.

This announcement does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the Republic of France. The Bonds may not and will not be offered or sold to the public in Republic of France except to qualified investors (“investisseurs qualifiés”), to a restricted circle of investors (“cercle restreint d’investisseur”) or to people providing portfolio management services for third party accounts (“personnes fournissant le service d’investissement de gestion de portefeuille pour compte de tiers”) in each case acting for their own account, as defined in and in accordance with Articles L.411-1, L.411-2, D.411-1 and D.411-2 of the French Code monétaire et financier.

This announcement does not constitute or form part of a public offer or solicitation of a public offer to purchase or subscribe for securities in the Republic of Italy. Any offer, sale or delivery of the Bonds in the territory of the Republic of Italy shall only be directed to “Professional Investors”, as defined in Article 31, second paragraph of CONSOB Regulation No. 11522 of 2nd July, 1998 (“Regulation No. 11522”), as amended, pursuant to Article 30, second paragraph and Article 100 of Legislative Decree No. 58 of 24th February, 1998 (“Decree No. 58”) or in any other circumstances where an express exemption from compliance with the solicitation restrictions provided for under Decree No. 58 or Regulation No. 11971 of 14th May, 1999, as amended, applies. The Bonds cannot be offered, sold or delivered to physical persons even if they qualify as Professional Investors, according to the above-referenced definition.

This announcement is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of the Bonds and may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

No action has been taken or will be taken in any member state of the European Economic Area that as at the date of this prospectus has implemented the Prospectus Directive (each a “Relevant Member State”) to permit an offer to the public of the

Bonds. Accordingly, subject to compliance with other restrictions in certain Relevant Member States as set forth in this prospectus, the Bonds may only be offered in Relevant Member States to (i) legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (ii) any legal entity which has two or more of (i) an average of at least 250 employees during the financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000 as shown in the last annual or consolidated accounts; or (iii) a natural person who has expressly requested pursuant to Article 2(1)(e)(iv) of the Prospectus Directive (and any relevant measures in a Relevant Member State) to be considered as a qualified investor and which have satisfied at least two of the criteria set out in Article 2(2) of the Prospectus Directive (and any requirements of any relevant implementing measures in a Relevant Member State), provided that any such legal entity (a “Permitted Investor”) is acquiring such Bonds (i) for its own account and not with a view to the Bonds being resold or placed within any Relevant Member State other than to other Permitted Investors, (ii) for the account of other Permitted Investors, or (iii) for the account of other persons or entities for whom it makes investment decisions on a wholly discretionary basis.

About STMicroelectronics
STMicroelectronics is a global leader in developing and delivering semiconductor solutions across the spectrum of microelectronics applications. An unrivalled combination of silicon and system expertise, manufacturing strength, Intellectual Property (IP) portfolio and strategic partners positions the Company at the forefront of System-on-Chip (SoC) technology and its products play a key role in enabling today’s convergence markets. The Company’s shares are traded on the New York Stock Exchange, on Euronext Paris and on the Milan Stock Exchange. Further information on ST can be found at http://www.st.com.

For further information, please contact:

INVESTOR RELATIONS:
Stanley March
Investor Relations Vice President
Tel: +1 212 821 8939
Fax: +1 212 821 8923
Email: stan.march@st.com

Benoit De Leusse	Fabrizio Rossini
STMicroelectronics	STMicroelectronics
Investor Relations Director	Investor Relations Senior Manager
Tel: +41 22 929 58 12	Tel: +41 22 929 69 73
Fax: +41 22 929 69 61	Fax: +41 22 929 69 61
Email: benoit.de-leusse@st.com	Email: fabrizio.rossini@st.com

MEDIA RELATIONS:
local media officer

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: March 15, 2006	By: /s/ CARLO FERRO

Name:	Carlo Ferro
Title:	Executive Vice President and Chief Financial Officer